Better Apparel LLC (the "Company") a California LLC

Financial Statements

For the fiscal year ended December 31, 2024 and 2023

Balance Sheet

Better Apparel LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1110 FR Checking	-32,681.39
1120 Chase	16,859.42
1130 PayPal Bank	1,056.39
1150 Sweep	0.00
Total for Bank Accounts	**-$14,765.58**
Accounts Receivable	
Other Current Assets	
1400 Inventory	119,341.20
1800 Undeposited Funds	0.00
Total for Other Current Assets	**$119,341.20**
Total for Current Assets	**$104,575.62**
Fixed Assets	
Other Assets	
Total for Assets	**$104,575.62**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	111,114.15
Total for Accounts Payable	**$111,114.15**
Credit Cards	
Other Current Liabilities	
2220 California Department of Tax and Fee Administration Payable	79.57
2410 Ezra Berman Loan	37,355.42
2420 Jennifer Kelly Loan	2,000.00
2430 Lauren Moon Loan	11,284.01
2440 Michel Seville Loan	4,000.00
2450 Out Of Scope Agency Payable	0.03
2470 R Timothy Kirchner Loan	44,000.00
Total for Other Current Liabilities	**$98,719.03**
Total for Current Liabilities	**$209,833.18**
Long-term Liabilities	
Total for Liabilities	**$209,833.18**

Balance Sheet

Better Apparel LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
3000 Opening Balance Equity	2,917.41
3020 Investors	
3021 Babosch Investment 5 LLC	
3021.1 Babosch Investment 5 LLC Contribution	30,000.00
Total for 3021 Babosch Investment 5 LLC	**$30,000.00**
3022 David Levine	
3022.1 Levine Contributions	25,000.00
Total for 3022 David Levine	**$25,000.00**
3033 Jordan Roberts	
3033.1 Jordan Roberts Contributions	24,050.00
Total for 3033 Jordan Roberts	**$24,050.00**
3034 Par5 Investments LLC	
3034.1 Par5 Contributions	400,000.00
Total for 3034 Par5 Investments LLC	**$400,000.00**
3036 S & J Leslie Trustee	
3036.1 S & J Leslie Contributions	50,000.00
Total for 3036 S & J Leslie Trustee	**$50,000.00**
3037 Thomas Seville	
3037.1 Seville Contribution	10,000.00
Total for 3037 Thomas Seville	**$10,000.00**
Total for 3020 Investors	**$539,050.00**
3040 Retained Earnings	-486,259.45
Net Income	-160,965.52
Total for Equity	**-$105,257.56**
Total for Liabilities and Equity	**$104,575.62**

Balance Sheet

Better Apparel LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1110 FR Checking	4,162.16
1130 PayPal Bank	849.41
1150 Sweep	0.00
Total for Bank Accounts	**$5,011.57**
Accounts Receivable	
Other Current Assets	
1400 Inventory	228,647.72
1800 Undeposited Funds	0.00
Total for Other Current Assets	**$228,647.72**
Total for Current Assets	**$233,659.29**
Fixed Assets	
Other Assets	
Total for Assets	**$233,659.29**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	140,534.05
Total for Accounts Payable	**$140,534.05**
Credit Cards	
Other Current Liabilities	
2220 California Department of Tax and Fee Administration Payable	30.65
2410 Ezra Berman Loan	23,020.00
2420 Jennifer Kelly Loan	2,000.00
2430 Lauren Moon Loan	11,284.01
2440 Michel Seville Loan	4,000.00
2450 Out Of Scope Agency Payable	0.03
Total for Other Current Liabilities	**$40,334.69**
Total for Current Liabilities	**$180,868.74**
Long-term Liabilities	
Total for Liabilities	**$180,868.74**

Balance Sheet

Better Apparel LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Equity	
3020 Investors	
3021 Babosch Investment 5 LLC	
3021.1 Babosch Investment 5 LLC Contribution	30,000.00
Total for 3021 Babosch Investment 5 LLC	**$30,000.00**
3022 David Levine	
3022.1 Levine Contributions	25,000.00
Total for 3022 David Levine	**$25,000.00**
3033 Jordan Roberts	
3033.1 Jordan Roberts Contributions	24,050.00
Total for 3033 Jordan Roberts	**$24,050.00**
3034 Par5 Investments LLC	
3034.1 Par5 Contributions	400,000.00
Total for 3034 Par5 Investments LLC	**$400,000.00**
3036 S & J Leslie Trustee	
3036.1 S & J Leslie Contributions	50,000.00
Total for 3036 S & J Leslie Trustee	**$50,000.00**
3037 Thomas Seville	
3037.1 Seville Contribution	10,000.00
Total for 3037 Thomas Seville	**$10,000.00**
Total for 3020 Investors	**$539,050.00**
3040 Retained Earnings	-472,090.55
Net Income	-14,168.90
Total for Equity	**$52,790.55**
Total for Liabilities and Equity	**$233,659.29**

Profit and Loss

Better Apparel LLC

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
4020 Apparel Sales	9,667.72
4030 B2B Sales	6,034.50
4040 Retail Sales	$73,156.81
4041 Pop-up Sales	337.74
Total for 4040 Retail Sales	**$73,494.55**
4050 PayPal Sales	934.51
4070 Freight Sales Account	52.01
4090 Discounts	-47.60
Total for Income	**$90,135.69**
Cost of Goods Sold	
5010 Cost of Goods Sold	97,886.62
5040 Printing Costs - Retail Store	377.76
Total for Cost of Goods Sold	**$98,264.38**
Gross Profit	**-$8,128.69**
Expenses	
7100 Bank Charges	$294.00
7110 Bank Fees	269.99
7140 PayPal Fees	45.84
Total for 7100 Bank Charges	**$609.83**
7210 Contractors	700.00
7220 Insurance	2,547.00
7230 Operational	
7233 Test Transactions	0.00
Total for 7230 Operational	**$0.00**
7250 Office	
7252 Dues & Subscriptions	8,792.10
7253 Postage	1,420.94
Total for 7250 Office	**$10,213.04**
7260 Outbound Freight & Delivery - Online Sales	141.05
7270 Outbound Labels - Online Sales	400.00
7400 Professional	
7405 Accounting	3,110.00
7410 Advertising	80.00
7420 Branding	160.00
7425 Commissions Paid	36,203.79
7435 Legal	21,000.00
7450 Public Relations	61,000.00
7455 Website	1,499.39
Total for 7400 Professional	**$123,053.18**

DISTRIBUTION ACCOUNT	TOTAL
7500 Retail	
7510 Rent	3,000.00
7550 Utilities - Retail Space	196.01
Total for 7500 Retail	**$3,196.01**
7700 Travel/Meals/Entertainment	$500.00
7720 Meals	272.69
7730 Parking	10.00
Total for 7700 Travel/Meals/Entertainment	**$782.69**
7800 Other Business Expenses	
7810 Donation/Contribution	3.00
Total for 7800 Other Business Expenses	**$3.00**
7820 Start-up Costs	8,697.25
7830 Stripe Charge Back	882.00
8000 Taxes	$880.36
8010 California State Tax	731.42
Total for 8000 Taxes	**$1,611.78**
Total for Expenses	**$152,836.83**
Net Operating Income	**-$160,965.52**
Other Income	
Other Expenses	
Net Other Income	
Net Income	**-$160,965.52**

Profit and Loss

Better Apparel LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
4020 Apparel Sales	12,141.92
4070 Freight Sales Account	152.02
4090 Discounts	-706.00
Total for Income	**$11,587.94**
Cost of Goods Sold	
Gross Profit	**$11,587.94**
Expenses	
7100 Bank Charges	
7110 Bank Fees	534.99
7130 Merchant Fees	307.57
7140 PayPal Fees	60.87
Total for 7100 Bank Charges	**$903.43**
7250 Office	
7252 Dues & Subscriptions	8,811.48
7253 Postage	2,395.80
Total for 7250 Office	**$11,207.28**
7400 Professional	
7410 Advertising	240.00
7415 Bookkeeping	514.50
7425 Commissions Paid	-2,650.00
7435 Legal	15,175.98
Total for 7400 Professional	**$13,280.48**
7800 Other Business Expenses	
7899 Uncategorized Expense	50.06
Total for 7800 Other Business Expenses	**$50.06**
7830 Stripe Charge Back	101.90
8000 Taxes	
8010 California State Tax	74.00
Total for 8000 Taxes	**$74.00**
Total for Expenses	**$25,617.15**
Net Operating Income	**-$14,029.21**
Other Income	
Other Expenses	
Reconciliation Discrepancies	139.69
Total for Other Expenses	**$139.69**
Net Other Income	**-$139.69**
Net Income	**-$14,168.90**

Statement of Cash Flows

Better Apparel LLC
January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-160,965.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1400 Inventory	109,306.52
2000 Accounts Payable (A/P)	-29,419.90
2220 California Department of Tax and Fee Administration Payable	48.92
2410 Ezra Berman Loan	14,335.42
2450 Out Of Scope Agency Payable	0.00
2470 R Timothy Kirchner Loan	44,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$138,270.96**
Net cash provided by operating activities	**-$22,694.56**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
3000 Opening Balance Equity	2,917.41
Net cash provided by financing activities	**$2,917.41**
NET CASH INCREASE FOR PERIOD	**-$19,777.15**
Cash at beginning of period	**$5,011.57**
CASH AT END OF PERIOD	**-$14,765.58**

Statement of Cash Flows

Better Apparel LLC

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-14,168.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1400 Inventory	-11,534.01
2000 Accounts Payable (A/P)	-8,547.88
2220 California Department of Tax and Fee Administration Payable	30.65
2410 Ezra Berman Loan	16,000.00
2420 Jennifer Kelly Loan	2,000.00
2430 Lauren Moon Loan	11,284.01
2440 Michel Seville Loan	4,000.00
2450 Out Of Scope Agency Payable	0.03
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$13,232.80**
Net cash provided by operating activities	**-$936.10**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
NET CASH INCREASE FOR PERIOD	**-$936.10**
Cash at beginning of period	**$5,947.67**
CASH AT END OF PERIOD	**$5,011.57**


Better Apparel LLC
Statement of Changes in Equity


For the Years Ended December 31, 2024 and 2023

Accounts	2024	2023
Opening balance of members' equity	52,790.55	66,959.45
Net loss	(160,965.52)	(14,168.90)
Other adjustments (Opening Balance Equity)	2,917.41	—
Closing balance of members' equity	**(105,257.56)**	**52,790.55**


Unaudited


Better Apparel LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Better Apparel LLC (the "Company") is a company organized on April 19, 2021 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.